FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2013

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc
Board Change

Santander UK plc has today announced the appointment of Michael Amato as Non-Executive Director of the Board with effect from 1 August 2013.

This appointment has been approved by the PRA and the FCA.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Notes to Editors:

1.
Michael Amato is an experienced financial services executive director.  He has in excess of 30 years experience in retail banking in the US, UK and internationally.  His core experience has been within retail banking throughout his career.

2.
Michael Amato is currently the President and Chief Executive of Cimarron Inc.  Formerly he was with Barclays Bank plc where he was Global Chief Distribution and Product Management Director and Washington Mutual Bank in a number of senior positions.

Additional information about Santander UK and Banco Santander, S.A.
Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone by market capitalisation. Founded in 1857, Banco Santander had EUR 1,388 trillion in managed funds, 102 million customers, 14,392 branches – more than any other international bank – and 187,000 employees at the close of 2012. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander had a pre-provision profit of EUR 23,559 billion in 2012, an increase of 2% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,187 branches (including agencies), 37 regional Corporate Business Centres and c. 24,000 employees (on a group basis), Santander UK serves more than 15 million active customers as at 30 June 2013.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.  Nothing in this announcement constitutes or should be construed as constituting a profit forecast.  Further information about Santander UK is available at the group’s website:  www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 31 July 2013	By / s / Jessica Petrie (Authorised Signatory)